UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Expansion Plan of Its Polysilicon Subsidiary

We, LDK Solar Co., Ltd., have announced that the City Government of Hohhot, capital of the Inner Mongolia Autonomous Region of China, held a groundbreaking ceremony on November 1, 2011 for a world-class 30,000 metric ton, or MT, per annum polysilicon manufacturing facility in its Jinsan Development Zone. The facility is part of a plan to establish a renewable energy manufacturing hub in the Autonomous Region. Invited by the City Government of Hohhot, the facility will be built by LDK Silicon & Chemical Technology Co., Ltd., a subsidiary of LDK Solar that holds and operates LDK Solar’s silicon materials business (“LDK Silicon”).

As of November 1, 2011, LDK Silicon has a total polysilicon production capacity of 17,000 MT per annum, combining both Mahong and Xiacun polysilicon plants in Xinyu, Jiangxi Province of China. With the completion of its ongoing debottlenecking and hydrochlorination projects in both the Mahong and Xiacun plants, as well as the “Line B” project in the Xiacun plant, we expect to reach a total polysilicon production capacity of 25,000 MT per annum in mid-2012. With the anticipated production of this new facility, LDK Silicon is expected to have a total polysilicon production capacity of 55,000 MT per annum by end of 2013 and to become one of the largest and most competitive polysilicon manufacturers in the global market.

Our press release issued on November 1, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 1, 2011

Exhibit 99.1

LDK Solar Announces Expansion Plan of Its Polysilicon Subsidiary

XINYU CITY, China and SUNNYVALE, Calif., November 1, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that the City Government of Hohhot, the capital of the Inner Mongolia Autonomous Region, held a groundbreaking ceremony on November 1st, 2011 for a world class 30,000 metric ton (“MT”) per annum polysilicon manufacturing facility in its Jinsan Development Zone. The facility is part of a plan to establish a renewable energy manufacturing hub in the Autonomous Region. Invited by the City Government of Hohhot, the facility will be built by LDK Silicon & Chemical Technology Co., Ltd., a subsidiary of LDK Solar that holds and operates LDK Solar’s silicon materials business (“LDK Silicon”).

As of today, LDK Silicon has a total polysilicon production capacity of 17,000 MT per annum, combining both Mahong and Xiacun polysilicon plants in Xinyu, Jiangxi Province of China. With the completion of its ongoing debottlenecking and hydrochlorination projects in both the Mahong and Xiacun plants, as well as the “Line B” project in the Xiacun plant, the Company expects to reach a total polysilicon production capacity of 25,000 MT per annum in mid-2012. With the anticipated production of this new facility, LDK Silicon expects to have a total polysilicon production capacity of 55,000 MT per annum by end of 2013 and become one of the largest and most competitive polysilicon manufacturers in the global market.

“The groundbreaking of our 30,000 MT per annum polysilicon plant in Hohhot City is a significant milestone for LDK Silicon and an important event for the PV industry,” stated Goran Bye, President and CEO of LDK Silicon. “With access to the vastly available and competitively priced energy and other resources in Inner Mongolia, the new Hohhot facility will help to further lower the competitive manufacturing cost structure of LDK Silicon. Additionally, the facility will help address the expected strong growth in global demand for polysilicon in 2014 and beyond, and further strengthen the global leadership position of our parent, LDK Solar, in the PV industry.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1-408-245-8801

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